

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2012

<u>Via E-mail</u>
Mr. Peter B. Delaney
Chief Executive Officer
OGE Energy Corp
321 North Harvey
P.O. Box 321
Oklahoma City, Oklahoma 73101-0321

  Re: OGE Energy Corp.
    Form 10-K for Fiscal Year Ended December 31, 2011
    Filed February 16, 2012
    File No. 001-12579
    Oklahoma Gas & Electric Company
    Form 10-K for Fiscal Year Ended December 31, 2011
    Filed February 16, 2012
    File No. 001-01097

Dear Mr. Delaney:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

       Sincerely,

       /s/ Jennifer Thompson

       Jennifer Thompson
       Accounting Branch Chief